UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41635

Lavoro Limited
(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo — SP, 04548-005, Brazil
+55 (11) 4280-0709
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated March 7, 2024 – Lavoro Reports Fiscal Second Quarter 2024 Earnings Results
99.2	Fiscal Second Quarter 2024 Earnings Presentation
99.3	Unaudited Interim Consolidated Financial Statements of Lavoro Limited for the Six-Month Period Ended December 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lavoro Limited

By:	/s/ Ruy Cunha
	Name:	Ruy Cunha
	Title:	Chief Executive Officer
Date: March 7, 2024